Filer:Hostcentric, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                              Subject Company: Hostcentric, Inc.
                                                   Commission File No. 000-17932

FOR IMMEDIATE RELEASE

Investor Relations Contact:                             Media Relations Contact:
Fabrice Klein                                           Carey Parker
404-260-2537                                            404-260-2608
fklein@interland.com                                    cparker@interland.com
--------------------                                    ---------------------


                  INTERLAND REPORTS FIRST-QUARTER 2003 RESULTS

                      INTEGRATION EFFORTS SOLIDLY ON TRACK

ATLANTA, December 19, 2002 - Interland, Inc. (Nasdaq: INLD), a leading provider of business-class Web hosting services to small and medium businesses, today announced financial results for its first fiscal quarter, ended November 30, 2002. The company reported revenues of $27.3 million for the quarter, an increase of 14 percent over the first quarter last year. Net loss was $14.4 million, an improvement of 27 percent over the same quarter the prior year, and net loss per share was $0.10 on approximately 140 million shares outstanding, compared to a $0.14 loss on 138 million shares. Capital expenditures were $1.9 million during the quarter. The $14.4 million loss reflected $12.2 million in non-cash depreciation and amortization. The prior-year first quarter loss of $19.8 million included $6.9 million in depreciation and amortization.

"We are delighted to report that we have made excellent progress this quarter on our integration objectives," said Joel J. Kocher, Interland's chairman and chief executive officer. "For Interland, 2003 is the transition year from the focus on rapid scaling by acquisition initiated in 2002 to a focus on organic growth in 2004. As a result, the emphasis this year is on the integration of our acquisitions and realization of cost synergies. Our stated goal this year is to exit 2003 firmly cash flow positive with a solid foundation in place for organic growth in 2004. This quarter we have made significant progress in that direction."

Allen Shulman, Interland's chief financial officer, pointed to recent integration achievements and continued progress on a number of fronts to illustrate the company's satisfaction with its current trajectory. "This quarter, we successfully completed the migration out of our Seattle data center facility, moving more than 500 servers and thousands of customers in less than six weeks. Customer churn continued to improve in both our shared and dedicated lines of business, dropping overall to an average of 3.27 percent in the first quarter compared to an average of 3.46 percent in the prior quarter. Technical support contact rates per customer were down 30 percent from the first quarter last year. Finally, our blueHALOSM shared platform has performed remarkably well, attracting approximately 60 percent of our new shared customers since its launch in September," said Shulman. "In a manner consistent with our track record of expense reductions over the past few quarters, this first quarter has clearly set us on track for our profitability objectives this year."

The company also announced today its intention to acquire Hostcentric, a privately held Web hosting firm. This transaction is expected to strengthen the company's profitability outlook. Following an integration effort, this business should yield upwards of $4 million in recurring incremental annual cash flow. The integration process is expected to be completed this summer. Even prior to the completion of the integration process, this transaction will be significantly accretive to Interland shareholders, both from the perspective of revenue per share and cash flow. In a separate announcement, Kocher reiterated his commitment to the company's original integration timeframe in spite of this anticipated addition to the Interland stable of properties. The purchase consideration's mix of cash and stock was designed to preserve cash while adding to Interland's base of shareholders a set of investors who understand the long-term potential of the hosting market.

Interland's cash position remains strong. As of November 30, 2002, Interland had $134.5 million in cash, investments and temporarily restricted cash. Cash used in continuing operations was $5.0 million in the quarter, primarily due to changes in working capital requirements. Other cash utilization included $1.9 million for Interland capital expenditures other than for acquisitions, $4.9 million for capital lease pay-downs and pay-offs, and $0.9 million related to discontinued operations. Finally, $0.6 million was used for acquisitions.

Finally, with the announcement of the acquisition of Trellix last week, the company set in motion the implementation of its key mass-market growth strategy. Trellix is the leading developer of software-based Web site solutions for small businesses. Through this transaction, Interland ensured its ownership of the best technology platform available, the fundamental foundation to future success in the huge mass-market opportunity. Based on Yankee Group estimates, there are more than 20 million small businesses and home offices in the United States, and the vast majority of them do not have a professional or effective Web presence. This untapped market represents a very significant organic growth opportunity for Interland in 2004 and beyond.

FUTURE GUIDANCE

During the next two quarters, the company will continue with its previously disclosed plans to invest a total of about $8 million during fiscal 2003, divided equally between capital expenditures and operating expenses, in its infrastructure, completing the integration of acquisitions, and the migration of customers to the blueHALO shared architecture, upgrading internal systems, divesting acquired data centers, and consolidating operations.

Management expects revenues to be roughly flat to slightly higher over the remaining three quarters of the year, and depending on the timing of investment spending, expenses other than depreciation and amortization should be just under $60 million over the next two quarters. Capital spending, including some $4 million in investments, is expected to be about $10 million for the year, with about half of the spending taking place during the second quarter, and dropping to around $1 million by fourth quarter. At these levels, management expects that revenues for the fourth quarter would exceed the sum of non-depreciation and amortization expenses and capital expenditures by some two to three million dollars.

CONFERENCE CALL

Interland will conduct a conference call today at 4:30 p.m. EST, accessible by calling 312-461-9314, no passcode necessary, or via the Internet at
www.interland.com under the Investor Relations section. A replay of the conference call will also be available at 402-220-2306, passcode: 5388605, and at the Web site.

ABOUT INTERLAND

Interland, Inc. (Nasdaq: INLD) is the leading provider of business-class Web hosting solutions for small and medium businesses, offering a broad portfolio of standardized Web hosting, e-commerce, and application hosting services, from basic Web sites to managed dedicated hosting solutions. More information about Interland can be found at www.interland.com.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this press release, statements in this press release may be considered forward-looking statements. These forward-looking statements include, but are not limited to: Interland's goals for the rest of the year, the expected growth of Interland's business; the timing and effect of merger integration; expected cash resources; and Interland's expectations regarding its future financial results, including the company's ability to reach cash flow positive, profitability and improved margins, as well as the projections set forth under the heading "Future Guidance" in this press release and the timing of achieving those projected results. Actual results may differ materially from those contained in the forward-looking statements in this press release. Factors which could affect these forward-looking statements include but are not limited to: the ability to achieve expected operating efficiencies, the ability to operate within budgeted expense, risks associated with integrating newly acquired technologies and products and unanticipated costs of such integration, the ability to achieve annualized cost savings through planned integration programs, the ability of the company to expand its customer base as planned, general economic conditions, the impact of competition, quarterly fluctuations in operating results, the loss of customers with failing businesses and customer churn in general, customer acceptance of new products and services, the retention of key employees, investments in new business opportunities and the impact of liabilities that could carry over from Micron Electronics' discontinued operations. Certain of these and other risks associated with Interland's business are discussed in more detail in its public filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K, and its proxy statement. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

ADDITIONAL INFORMATION

Interland, Inc. ("Interland") and Hostcentric ("Hostcentric") will file a joint proxy statement/prospectus and other relevant documents concerning the proposed acquisition with the SEC. Investors of Interland and Hostcentric are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Interland of charge by requesting them in writing from Fabric Klein at Interland, Inc., 303 Peachtree Center Ave., Suite 500, Atlanta, GA 30303 or by telephone at 404-260-2537.

Interland and Hostcentric, and their respective directors and executive officers, and certain of their employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Interland and Hostcentric in connection with the acquisition. These participants may have interests in the acquisition, including interests resulting from holding options or shares of Interland and Hostcentric common stock. Information about the interests of directors and executive officers of Interland and Hostcentric and their ownership of securities of Interland and Hostcentric will be set forth in the joint proxy statement/prospectus.

Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

                                       ###

INTERLAND, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
(UNAUDITED)

                                                             FOR THE QUARTER ENDED
                                                           --------------------------------------------------------
                                                                  NOVEMBER 30,                 NOVEMBER 30,
                                                                      2002                         2001
                                                           ---------------------------  ---------------------------


Revenues                                                     $                 27,283     $                 23,921
Cost of revenues                                                               15,528                       14,135
                                                           ---------------------------  ---------------------------
  Gross margin                                                                 11,755                        9,786
                                                           ---------------------------  ---------------------------
                                                                                43.1%                        40.9%
Operating expenses:
  Sales, marketing and technical support                                       11,931                       13,172
  General and administrative                                                   12,449                       13,097
  Bad debt expense                                                              2,046                          581
  Restructuring costs                                                            (235)                           -
  Merger and integration costs                                                     94                        3,363
  Other expense (income), net                                                      51                         (404)
                                                           ---------------------------  ---------------------------
  Total operating expenses                                                     26,336                       29,809
                                                           ---------------------------  ---------------------------
Operating loss                                                                (14,581)                     (20,023)
Interest income, net                                                              201                          251
                                                           ---------------------------  ---------------------------
Loss from continuing operations before taxes                                  (14,380)                     (19,772)
Income tax benefit                                                                  -                            -
                                                           ---------------------------  ---------------------------
Net loss from continuing operations                                           (14,380)                     (19,772)
                                                           ---------------------------  ---------------------------

Loss on disposal of discontinued operations, net of tax                           (34)                           -
                                                           ---------------------------  ---------------------------
Net loss                                                     $                (14,414)    $                (19,772)
                                                           ===========================  ===========================

Loss per share, basic and diluted:
  Continuing operations                                      $                  (0.10)    $                  (0.14)
  Discontinued operations                                                           -                            -
                                                           ---------------------------  ---------------------------
                                                             $                  (0.10)    $                  (0.14)
                                                           ===========================  ===========================

Number of shares used in per share calculation:
  Basic and diluted                                                           140,028                      137,725


INTERLAND, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)
(UNAUDITED)

                                                                                                   AS OF
                                                                                   ----------------------------------------
                                                                                     NOVEMBER 30,             AUGUST 31,
                                                                                         2002                    2002
                                                                                   ----------------        ----------------
Assets
     Cash and cash equivalents                                                       $      69,236           $      62,693
     Short term investments                                                                 28,300                  43,388
     Receivables, net                                                                        9,346                   9,139
     Income taxes recoverable                                                                2,019                   2,019
     Restricted investments - short term                                                     7,499                   6,894
     Other current assets                                                                    2,980                   3,292
                                                                                   ----------------        ----------------
Total current assets                                                                       119,380                 127,425

     Restricted investments - long term                                                     21,992                  27,409
     Property plant and equipment, net                                                      53,237                  59,058
     Goodwill                                                                              120,011                 120,011
     Intangibles, net                                                                       50,281                  53,250
     Investments - held to maturity                                                          7,508                   7,512
     Other assets                                                                              561                     613
                                                                                   ----------------        ----------------
Total assets                                                                         $     372,970           $     395,278
                                                                                   ================        ================

Liabilities and Shareholders Equity
     Accounts payable                                                                $       6,233           $       3,918
     Accrued expenses                                                                       29,343                  30,364
     Current portion of long term debt and capital lease obligations                        17,739                  19,157
     Deferred revenue                                                                       15,518                  19,629
                                                                                   ----------------        ----------------
Total current liabilities                                                                   68,833                  73,068

     Long-term debt and capital lease obligations                                            8,557                  12,009
     Deferred revenue                                                                          744                   1,195
     Other liabilities                                                                      11,289                  11,276
                                                                                   ----------------        ----------------
Total liabilities                                                                           89,423                  97,548
                                                                                   ================        ================

Shareholders' equity
     Common stock                                                                            1,413                   1,413
     Warrants                                                                                1,690                   1,690
     Deferred compensation                                                                  (1,987)                 (2,228)
     Note receivable from shareholder                                                       (2,735)                 (2,735)
     Additional capital                                                                    296,939                 296,949
     Retained earnings (deficit)                                                           (11,773)                  2,641
                                                                                   ----------------        ----------------
Total shareholders' equity                                                                 283,547                 297,730
                                                                                   ----------------        ----------------

Total liabilities and shareholders' equity                                           $     372,970           $     395,278
                                                                                   ================        ================


INTERLAND, INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(IN THOUSANDS)
(UNAUDITED)

                                                                                                  QUARTER ENDED
                                                                                       ------------------------------------
                                                                                          NOVEMBER 30,      NOVEMBER 30,
                                                                                            2002                2001
                                                                                       ---------------     ----------------

 CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss                                                                                $    (14,414)       $     (19,772)

 Adjustments to reconcile net loss to net cash used in
       operating activities from continuing operations:
       Loss from discontinued operations                                                           34                    -
       Depreciation and amortization                                                           12,180                6,855
       Provision for doubtful accounts                                                          2,046                  581
       Other non-cash adjustments                                                                 240                  (88)
       Changes in operating assets and liabilities:
             Receivables, net                                                                  (2,690)              (6,518)
             Other current assets                                                                 339                 (183)
             Accounts payable, accrued expenses and deferred revenue                           (2,762)              (3,554)
                                                                                       ---------------     ----------------
 Cash used for operating activities of continuing operations                                   (5,027)             (22,679)
                                                                                       ---------------     ----------------

 CASH FLOWS FROM INVESTING ACTIVITIES
       Expenditures for property, plant, and equipment                                         (1,943)              (2,172)
       Purchases of held-to-maturity investment securities                                    (12,308)             (29,300)
       Proceeds from held-to-maturity investment securities                                    27,400               37,628
       Net change in restricted cash                                                            4,837                 (194)
       Acquisitions, net of cash acquired                                                        (605)              (5,818)
                                                                                       ---------------     ----------------
 Cash provided by investing activities of continuing operations                                17,381                  144
                                                                                       ---------------     ----------------

 CASH FLOWS FROM FINANCING ACTIVITIES
       Repayments of debt and capital lease obligations                                        (4,870)              (1,868)
       Proceeds from issuance of common stock                                                       8                    -
       Other                                                                                      (17)                   -
                                                                                       ---------------     ----------------
 Cash used for financing activities                                                            (4,879)              (1,868)
                                                                                       ---------------     ----------------
 Net cash provided by (used in) continuing operations                                           7,475              (24,403)
 Net cash used in discontinued operations                                                        (932)              (6,674)
                                                                                       ---------------     ----------------
 Net increase (decrease) in cash and cash equivalents                                           6,543              (31,077)

 Cash and cash equivalents at beginning of period                                              62,693              142,675
                                                                                       ---------------     ----------------
 Cash and cash equivalents at end of period                                              $     69,236        $     111,598
                                                                                       ===============     ================


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